UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000-30204

CUSIP NUMBER
J24210-10-6

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2003
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: (i) audited financial statements of Internet Initiative Japan Inc. required under Item 18, (ii) separate audited financial statements of Crosswave Communications Inc. that may be required under Rule 3-09 of Regulation S-X and summary financial information regarding Crosswave that may be required under Rule 4-08 of Regulation S-X, and (iii) certifications of the CEO and CFO of Internet Initiative Japan Inc. under Sections 302 and 906 of the Sarbanes Oxley Act of 2002.

PART I — REGISTRANT INFORMATION

Internet Initiative Japan Inc.

Full Name of Registrant

Not Applicable.

Former Name if Applicable

Jinbocho Mitsui Building, 1-105 Kanda Jinbo-cho

Address of Principal Executive Office (Street and Number)

Chiyoda-ku, Tokyo, 101-0051, Japan

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra sheets if needed.)

     On August 20, 2003, our 37.9% owned former equity method investee Crosswave Communications, Inc. (“Crosswave”) and two of its subsidiaries filed voluntary petitions with the Tokyo District Court for the commencement of corporate reorganization proceedings, which are proceedings to rehabilitate an insolvent company similar in some respects to Chapter 11 bankruptcy proceedings in the United States. On August 28, 2003, Crosswave and the two subsidiaries received an order for the commencement of corporate reorganization proceedings from the Tokyo District Court. The Court appointed a reorganization administrator to succeed the prepetition management and to preserve Crosswave’s assets for the benefit of its creditors. During the pendency of the reorganization proceedings, we are unable to exercise shareholder or managerial influence over Crosswave. We expect our equity interest to be eliminated upon the approval of a reorganization plan or, alternatively, upon liquidation of Crosswave.

     Although Crosswave publicly announced its unaudited summary financial results for its fiscal year ended March 31, 2003 prior to the commencement of its reorganization proceedings, these financial results did not constitute full financial statements and Crosswave’s reorganization administrator has advised us that Crosswave does not intend to prepare full financial statements (audited or unaudited) for that year. We also understand that the unaudited results that were previously announced were based on the assumption that Crosswave was a going concern and thus do not reflect adjustments that would have been necessary if based on an assumption that Crosswave was not a going concern.

     Commencing in late August 2003, we met with representatives of our auditors and with our U.S. legal counsel to determine whether Crosswave’s corporate reorganization proceedings would have any impact on the preparation of our financial statements and annual report on Form 20-F for our fiscal year ended March 31, 2003. Through these discussions, we identified two problematic issues. First, we would need to receive audited financial statements of Crosswave for its fiscal year ended March 31, 2003 in order to accurately record our equity in net loss of Crosswave if our investment in Crosswave would be accounted for under the equity method in our financial statements for such fiscal year. Second, if our investment in Crosswave was accounted for under the equity method in our financial statements for such fiscal year, separate audited financial statements of Crosswave would need to be included in our annual report on Form 20-F pursuant to Rule 3-09 under Regulation S-X and summary financial information in respect of Crosswave may need to be included in the notes to our financial statements pursuant to Rule 4-08 of Regulation S-X. Both of these issues were problematic because, as described above, Crosswave has not provided us with financial statements for its fiscal year ended March 31, 2003 and moreover Crosswave’s reorganization administrator has advised us that Crosswave does not intend to prepare financial statements for that year.

     To address the issues presented from our inability to obtain audited financial statements of Crosswave for its fiscal year ended March 31, 2002, we considered (i) whether it would be acceptable under U.S. GAAP for us to retroactively write-off our entire investment in Crosswave and not account for our investment in Crosswave under the equity method as of and for the year ended March 31, 2003 and (ii) if so, and if we followed this method of accounting for our investment in Crosswave, whether that would eliminate the need to obtain audited financial statements of Crosswave for its fiscal year ended March 31, 2003. In this regard, we determined that our reported operating loss and net loss for our fiscal year ended March 31, 2003 and our financial condition at that date would not differ whether we (i) accounted for our investment in Crosswave under the equity method for the year ended March 31, 2003 and wrote-off the balance of our investment in and deposits for Crosswave as of March 31, 2003, or (ii) retroactively wrote-off our total investment in and deposits for Crosswave without accounting for this investment under the equity method for any part of our fiscal year ended March 31, 2003. Under either approach, we determined that the total adverse impact to our total shareholders’ capital deficiency as of March 31, 2003, would be approximately 12,669 million yen, and the total adverse impact to our net loss for the year then ended would be approximately 12,667 million yen, including the effect of realized gain of foreign currency translation adjustments associated with Crosswave. The primary difference would be whether this adverse impact is accounted for (i) under equity in net loss of equity method investees in the consolidated statement of operations to reflect both equity method loss in Crosswave for the year ended March 31, 2003 and the impairment loss recognized for the remaining carrying value of investments in and deposits for Crosswave at March 31, 2003, or (ii) as an aggregate impairment loss included in loss from operations before income tax expense (benefit).

     We recently concluded that the appropriate accounting treatment under U.S. GAAP would be to account for our investment in Crosswave under the equity method for the year ended March 31, 2003 and to write-off the balance of our investment in Crosswave at the time when it was determined that our investment in Crosswave was impaired. As a consequence, as described above, we would need to obtain audited financial statements of Crosswave for its fiscal year ended March 31, 2003. As discussed above, such financial statements of Crosswave are not available.

     As a result of the above circumstances, our financial statements for the year ended March 31, 2003 have not yet been audited. Moreover, we are not able to estimate or provide any assurance as to when or whether we will be able to file audited financial statements and a compliant annual report on Form 20-F for our fiscal year ended March 31, 2003.

     In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, we are today filing our annual report on Form 20-F for our fiscal year ended March 31, 2003 with the following items omitted:

     1. Audited Financial Statements required under Item 18. Our annual report on Form 20-F as filed today includes unaudited financial statements as of and for the year ended March 31, 2003. In these financials statements we have accounted for our investment in Crosswave under the equity method for the year ended March 31, 2003 using publicly available unaudited financial information published by Crosswave prior to its commencement of corporate reorganization proceedings, and we have written-off our remaining equity investment in Crosswave as of March 31, 2003. As a consequence of this accounting method and our inability to procure audited financial statements of Crosswave for its fiscal year ended March 31, 2003, we are unable to obtain an unqualified audit report in respect of our financial statements as of and for the year ended March 31, 2003.

     2. Separate financial statements of Crosswave that may be required under Rule 3-09 of Regulation S-X and summary financial information regarding Crosswave that may be required under Rule 4-08 of Regulation S-X. As a consequence of our inability to procure financial statements of Crosswave for its fiscal year ended March 31, 2003, we are unable to provide separate audited financial statements of or summary financial information regarding Crosswave as may be required by Rules 3-09 and 4-08 of Regulation S-X. However, we are including in Exhibit 14.1 to our annual report on Form 20-F as filed today a reproduction of unaudited financial results data of Crosswave as of and for its fiscal year ended March 31, 2003 that were prepared and publicly released by Crosswave prior to the commencement of its corporate reorganization proceedings in August 2003.

     3. Certifications of our CEO and CFO required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Because of the foregoing omissions, our Chief Executive Officer and Chief Financial Officer are not in a position to make the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yasuhiro Nishi	81-3	5259-6500

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Our results of operations for the fiscal year ended March 31, 2003 were significantly worse than our results of operations for the previous fiscal year. In our unaudited financial statements included in our annual report on Form 20-F as filed today, we are reporting an operating loss of JPY 1,671 million as compared to operating income of JPY 54 million for the previous fiscal year. We are reporting a net loss of JPY 16,477 million for the fiscal year ended March 31, 2003 as compared to a net loss of JPY 4,700 million for the previous fiscal year. These results of operations are significantly worse than the unaudited summary results previously announced by us and furnished to the Securities and Exchange Commission under cover of Form 6-K on May 21, 2003, which was prior to the commencement of corporate reorganization proceedings on August 20, 2003 by our former equity method investee Crosswave Communications Inc. and prior to our decision to write-off our remaining investment in and deposits for Crosswave as of March 31, 2003. As the financial statements for the fiscal year ended March 31, 2003, included in our Form 20-F are unaudited, the financial statements and our Form 20-F may be subject to further change.

Kabushiki Kaisha Internet Initiative

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 30, 2003	By	/s/ Koichi Suzuki

President, Chief Executive Officer and Representative Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).